SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

Our Ref: 22277-00002

October 19, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a press release which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

10/31

HK1 380016v.1

News Release

500th Day of Safe Operation of Jack-up Rig COSL935

(18 October, 2006) China Oilfield Services Limited ("COSL" or the "Company", stock code: 2883HK) announced that its jack-up rig "COSL935" has accomplished its second "500th Day of Safe Operation".

COSL935 is the Company's leased out jack-up rig. Since it was leased out in 2003, the Company overcame difficulties in equipment operations and personnel allocation, and ensured the smooth operation of the Company. In managing and operating COSL935, the Company strictly followed the requirements of the Company's QHSE system, continuously strengthening the safety training of employees. The Company's ideas of "5 wants, 5 don'ts" and the "8 safety consciousness" were fully implemented into its operations, and raising the safety consciousness of employees has become a long-term commitment, bringing outstanding safety performance for the Company.

COSL935 currently continues to provide drilling services to the Kerr-McGee Corporation.



The "500th Day of Safe Operation" of COSL935 is another demonstration of the Company's implementation of the QHSE system. Mr. Yuan Guangyu, CEO and President of the Company, said, "Safety is a very important issue which directly affects the Company's operations, and QHSE is the key gem of the Company's reputable brand name. The Company will continue to rapidly develop its productions, increase its number of employees, and maintain high usage rate of the Company's large-scale facilities, at the same time further enhancing its safety management to ensure the smoothness in the Company's operations."

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